Pan American Lithium Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended May 31, 2011

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated condensed unaudited financial statements and notes thereto for the three months ended May 31, 2011 of Pan American Lithium Corp (the “Company”), as well as the Company’s audited financials statements for the twelve month period ended February 28, 2011. Such consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

DATE

This MD&A is prepared as of August 29, 2011.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this report are forward-looking statements, which reflect the Company’s management’s expectations regarding the Company’s future growth, results of operations, performance and business prospects and opportunities including statements related to the development of existing and future property interests, availability of financing and projected costs and expenses. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of the date of this report. These assumptions, which include management’s current expectations, estimates and assumptions about current mineral property interests, the global economic environment, the market price and demand for lithium and other minerals and the Company’s ability to manage the Company’s property interests and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause the Company’s actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) the inability of the Company to close the private placement with POSCO for any reason including the securities of the company being cease traded, the Company being unable to obtain final approval from the TSX Venture Exchange, the representations and warranties in the subscription agreement not being true as of the closing date, and POSCAN not delivering the purchase price for any reason, (2) a downturn in general economic conditions, (3) a decreased demand or price of lithium and other minerals, (4) delays in the start of projects with respect to the Company’s property interests, (5) inability to locate and acquire additional property interests, (6) the uncertainty of government regulation and politics in North America and Chile regarding mining and mineral exploration, (7) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, and (8) other factors beyond the Company’s control.

There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these and other assumptions, risks and uncertainties are set out in the section entitled “Risk Factors” below.

DESCRIPTION OF BUSINESS

The Company was incorporated under the laws of the Province of British Columbia on September 18, 2006. On January 20, 2010, the Company effected a name change to Pan American Lithium Corp. The Company is a mineral exploration company engaged in the business of acquiring, exploring and evaluating lithium properties in Latin America. The Company is currently listed for trading on the TSX Venture Exchange (the “Exchange”) under the symbol “PL” and has registered its common shares under Section 12(g) of the United States Securities Exchange Act of 1934 by filing a Form 8-A on January 26, 2011 with the United States Securities and Exchange Commission.

The Company currently has interests in two material lithium exploration property areas in Chile and Mexico. Its Chilean holdings consist of interests in nine lithium brine salars in Atacama Region III, Chile, and the Company is in the process of expanding its position in one existing salar, and acquiring interests in two additional lithium brine salars. The Company also has an option to acquire an indirect interest in the Cerro Prieto geothermal brine project in Baja California Norte, Mexico. Until June 10, 2010, the Company held an option in the Aspen Grove copper property in the Nicola Mining District, British Columbia, Canada. Pursuant to a termination agreement dated May 28, 2010, the Company terminated the option and released all interest in such minerals claims to the original optionors of the property. In addition, the Company transferred the three remaining British Columbia minerals claims to the optionor under the same agreement. The Company has not yet determined whether its property interests contain reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred exploration expenditures are dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development of the resource at such property and upon future profitable production or proceeds from the disposition thereof.

CHILEAN SALARS – ATACAMA REGION III, CHILE

On December 4, 2009, the Company acquired 99% of South American Lithium Company S.A. Cerrada (“Salico”) which, in turn, holds interests in a total of nine lithium salars in Chile as set out in the table below. The Company acquired Salico in connection with the closing of an Amended and Restated Securities Exchange Agreement dated October 18, 2009. The existing portfolio of rights in the nine salars includes surface brine lakes or surface flow at Laguna Verde, Laguna Brava and Rio Salado/Pedernales, and six additional lithium brine projects, all located in the mineral-rich Atacama Region III.

On June 14, 2010, the Company filed a National Instrument 43-101 compliant technical report for an inferred resource estimate for each of its Laguna Verde and Laguna Brava salars. The inferred resource estimate at Laguna Verde surface lake was computed at an average grade of 212.40 mg/litre to be 512,960 tons of lithium carbonate equivalent, and at an average potassium grade of 4,881 mg/litre computed to be 4,223,134 tons of potassium chloride equivalent. The inferred resource estimate at Laguna Brava surface lake was computed at an average grade of 313 mg/litre to be 13,580 tons of lithium carbonate equivalent, and at an average potassium grade of 3,356 mg/litre computed to be 46,623 tons of potassium chloride equivalent. For more information, see the technical reports filed on SEDAR on June 14, 2010.

The rights in these nine lithium salars initially covered a cumulative area in excess of 13,000 hectares, all accessible via serviceable roads. It is believed that the salars collectively carry the potential to host lithium in three distinct brine types: surface water, shallow and deep brines.

Name of Salar	Hectares Acquired	Property Rights held by Salico
Lagunas Jilgueros	1,100	100% of concessions
Laguna Brava	4,400	100% of concessions
Salar Ignorado	600	100% of concessions
Salar de Wheel Wright	1,200	100% of concessions
Laguna Escondida	900	100% of concessions
Rio de la Sal/Pedernales	900	100% of concessions
Laguna Verde	3,400	100% of concessions
La Laguna	400	100% of concessions
Salar Piedra Parada	3,600(1)	Contractual rights to exploit lithium, light metals and commercial salts(1)

(1)

Salico has been granted contractual rights from a private Chilean company to extract and exploit lithium, light metals and commercial salts with respect to Salar Piedra Parada; the private company has since conveyed its remaining rights to Zoro Mining Corp. a publicly-traded company with one director and two officers in common with the Company. Zoro now owns senior mineral concessions at Piedra Parada on over 2,100 hectares, and has overstaked concessions on 1,500 additional hectares at Piedra Parada which are subject to the senior rights of a third party.

Pursuant to the terms of the Amended and Restated Securities Exchange Agreement, and at the closing thereof, the Company purchased 99% of the interests of Salico from the owners in consideration for the Company issuing 10,494,000 common shares to such holders at a fair value of $3,148,200. Acquisition costs also included $184,000 which is the fair value of 613,333 finders shares issued. The Company also agreed to pay US$50,000 to the former holder of the property interests on signing to cover costs incurred in connection with the formation and organization of Salico and a monthly fee of US$25,000 to compensate general and administrative costs of the former holder from the execution date to the closing date. The closing of the agreement occurred on December 4, 2009.

In connection with the closing of the acquisition, Salico granted a 2% net smelter return royalty to the vendor on future production from eight salars, and a 2% net smelter return royalty to another vendor on one salar, payable following commencement of commercial production to a maximum of US$6 million on a per salar basis. Prior to commencement of commercial production at any salar, Salico may re-purchase one-half of each net smelter return royalty for US$2 million on a per salar basis. At the Piedra Parada salar, where Salico obtained contractual rights to exploit lithium and light metals, Salico granted a 2% net smelter return royalty to the owner on the proceeds from the sale of lithium and light metals to a maximum of US$6 million. Salico is obligated to pay the owner a payment of US$2,000 per month as a lease and rental remittance fee to maintain the Piedra Parada concessions through the exploration stage, which payments will increase to US$5,000 per month at such time as these concessions are converted to exploitation status. Subsequent and subject to the agreement with SALICO, the owner of the Piedra Parada mineral concessions conveyed such concessions and the right to receive the maintenance payment described herein, to Zoro Mining Corp. (OTCBB:ZORM), a publicly traded mining company with one director and 2 officers in common with the Company.

Acquisition of Two New and Expansion of one Existing Chilean Lithium Brine Projects

The Company in February, 2011 announced it signed agreements with Sociedad Gareste, Limitada (“Gareste”) to acquire interests in two new, and expansion of rights in one existing lithium brine projects in Atacama Region III, Chile. The Company has entered into three agreements with Gareste which include a definitive purchase agreement, whereby the Company has agreed to expand its position at by acquiring additional mineral concessions totalling 4,200 hectares and other rights at the Salar de Pedernales, and two binding letters of intent for earn-in/joint venture agreements at both the Salar de Maricunga and the Llanta aquifer project (for concessions totalling 4,220 hectares along with other rights). The closing of each of the agreements is subject to certain conditions precedent, including satisfactory due diligence and exchange and regulatory approval.

Upon closing of the Pedernales acquisition, the Company has agreed to issue 2 million common shares to Gareste. The parties have agreed to close this proposed transaction on or before December 30, 2011, or such other date as the parties may agree to in writing. Completion of the proposed transaction will be subject to certain conditions including receipt of all necessary regulatory and exchange approvals, and the granting of a 2% NSR to Gareste, capped at US$6 million, one-half of which can be repurchased by the Company for US$2 million prior to commercial production. The proposed acquisition is between arm’s length parties and will not require shareholder approval from the shareholders of the Company.

The joint venture with Gareste at the Salar de Maricunga contemplates that Pan American will perform certain tasks, issue common shares to Gareste, and pay certain cash amounts to Gareste in order to obtain up to 80% of the project. These amounts are set out in the following table:

MILESTONE	CASH PAYMENT	SHARES	INCREMENTAL % INTEREST EARNED
Regulatory approval of Agreement		200,000
One year from execution of Agreement	US$100,000	100,000
Two years from execution of Agreement	US$100,000	100,000
Three years from execution of Agreement	US$100,000	100,000
Delivery of scoping study		100,000	10
Delivery of pre-feasibility study (”PFS”)		100,000	20
180 days after Delivery of PFS	US$ 100,000
Delivery of bankable feasibility study (“BFS”)		300,000	40
180 days after Delivery of BFS	US$ 100,000
Receipt of actual funds from project debt financing	US$1 million	1,000,000	10
to build production facility based on BFS
TOTALS	US$1.5 million	2 million	80

The joint venture with Gareste at the Llanta project anticipates that Pan American will perform certain tasks, issue common shares to Gareste, and pay certain cash amounts to Gareste in order to obtain up to 80% of the project. These amounts are set out in the following table:

MILESTONE	CASH PAYMENT	SHARES	INCREMENTAL % INTEREST EARNED
Regulatory approval of Agreement		50,000
One year from execution of Agreement	US$25,000	25,000
Two years from execution of Agreement	US$25,000	25,000
Three years from execution of Agreement	US$50,000	50,000
Delivery of scoping study		50,000	10
Delivery of pre-feasibility study (”PFS”)		100,000	20
180 days after Delivery of PFS	US$ 50,000
Delivery of bankable feasibility study (“BFS”)		200,000	40
180 days after Delivery of BFS	US$ 100,000
Receipt of actual funds from project debt financing	US$350,000	400,000	10
to build production facility based on BFS
TOTALS	US$600,000	900,000	80

OPTION TO ACQUIRE ESCONDIDAS – MEXICO

On December 18, 2009, the Company entered into a Share Option Agreement (the “Option Agreement”) with Escondidas Internacional S.A. de C.V., a privately-held Mexican corporation (“Escondidas”) and the shareholders of Escondidas. Following the entry into the Option Agreement, the shareholders granted an option to the Company to acquire 76% of the issued and outstanding shares of Escondidas. The primary asset of Escondidas is a joint venture and development agreement with CPI Internacional S.A. de C.V., a privately-held Mexican corporation (“CPI”), whereby CPI and Escondidas agreed to jointly process lithium and precious metals in the Cierro Prieto geothermal brine concessions that are owned by CPI and located in Baja California, Mexico, roughly 30 km south of the city of Mexicali.

Upon the exercise of the option, the Company will have the right to acquire 76% of the issued and outstanding shares of Escondidas held by the shareholders. In consideration for the option, the Company has agreed to pay or issue the following on the closing date of the Option Agreement on a pro rata basis:

  payment of US$125,000 to the shareholders;

  issuance of 5,000,000 common shares to the shareholders; and

  issuance of 5,000,000 warrants to the shareholders, each warrant of which entitles the shareholder to acquire one additional common share at the exercise price of $0.50 per share for a period of two years from the closing date.

In addition, the Company is obligated to pay to the shareholders the following amounts on a pro rata basis:

  US$500,000 - 6 months from commencement of commercial production;

  US$500,000 - 12 months from commencement of commercial production; and

  US$750,000 - 18 months from commencement of commercial production.

The Option Agreement further provides that the Company will pay:

  US$150,000 to Escondidas on signing for the repayment of outstanding indebtedness owed by Escondidas;

  US$50,000 to Escondidas on signing, and US$1,000 (formerly US$25,000) on a monthly basis thereafter until the earlier of the closing date or the termination of the Option Agreement to cover costs relating to outstanding expenses, due diligence, legal fees and other general and administrative expenses of Escondidas; and

  US$50,000 to Escondidas at closing for the repayment of outstanding indebtedness owed by Escondidas.

Effective March 29, 2010, the parties extended the termination date of the Option Agreement to June 30, 2010. On June 30, 2010 the parties extended the termination date of the Option Agreement to October 31, 2010 and substantially changed the terms of the agreement to those reflected above. On October 28, 2010 the Company extended the termination date of the Option Agreement to April 30, 2011 and all other terms remained unchanged. On April 30, 2011, the Company extended the termination date of the Option Agreement to October 31, 2011 and reduced the amount payable monthly to US$1,000.

The Company is currently conducting its due diligence review in connection with the Escondidas transaction. The Company anticipates that it will incur a significant amount of time and costs in connection with the due diligence and closing of the Escondidas transaction. If additional funds are required to close the transaction, the Company anticipates that it will raise such funds through an equity financing on a private placement basis.

The Company currently only holds an option to obtain control of Escondidas, and to indirectly acquire an interest in the Mexican property, and it has not yet determined whether it will exercise this option. The Company is not currently performing any exploration or other activities on or for the underlying property, and is simply paying the Escondidas shareholders the US$1,000 monthly fee to keep the option effective. Accordingly, the Company does not need any permits, nor does it have any current operational plans regarding this property, and do not consider the Mexican property to be material at this time.

OVERALL PERFORMANCE

The Company was incorporated on September 18, 2006 and completed its initial public offering in Canada on July 24, 2009. As an exploration stage company, the Company has not generated revenues to date from its properties and anticipate that the Company will continue to require equity financing to fund operations until such time as one or more of its properties are put into commercial production on a profitable basis. During the year ended February 28, 2011, the Company incurred total expenses of $2,628,049 and a net loss of $2,495,548 after other items. During the year ended February 28, 2010, the Company identified the lithium sector as a viable business opportunity to increase shareholder value. During the Company’s year ended February 28, 2011, it entered into an Amended Share Exchange Agreement as discussed above under the heading “Description of Business and Property — Chilean Salars – Atacama Region III”. As a result, it incurred increased costs in connection with the acquisition which closed on December 4, 2009. Total expenses plus other items and net loss during the year ended February 28, 2010 were $1,388,366, compared to $53,182 as at February 28, 2009. During the year ended February 28, 2010, the Company entered into a Termination Agreement with two individuals to terminate the Option Agreement dated May 28, 2007 and to release its option on the 17 mineral claims that comprise the Aspen Grove copper property plus three additional mineral claims located in British Columbia. Following execution of the Termination Agreement, the Company’s management wrote off the Aspen Grove assets which amounted to $393,689. The Company intends to concentrate its activities on the lithium sector and anticipate that expenses will materially increase during the foreseeable future as it carries out its exploration activities on its Chilean salars. During the three months ended May 31, 2011, the Company incurred expenses of $329,832 primarily consisting of management fees of $142,992, investor communications of $70,395, stock based compensation of $45,810 and professional fees of $34,898. Net loss for the three months ended May 31, 2011 was $238,671.

On July 15, 2010, the Company announced that it had arranged a non-brokered private placement for the sale of up to 6,666,667 million units, at CDN$0.15 per unit, to raise up to CDN$1,000,000.05. Each unit consists of one common share and one non-transferrable common share purchase warrant, with each such warrant exercisable at CDN$0.25 for a period of two years from the date of closing. On September 30, 2010, the Company announced the closing of the first tranche of the private placement of 3,532,397 units at $0.15 a unit for total gross proceeds of $529,859. On October 4, 2010, the Company announced the closing of the second tranche of the private placement of 1,900,476 units for total gross proceeds of $285,071.

On November 16, 2010, the Company announced it had retained Pro Business Trust (“PBT”), a private, US-based trust, through a consulting agreement (the “Consulting Agreement”) under which PBT will assist the Company with a comprehensive exploration program at up to five of the Company’s brine projects in Atacama Region III in Chile. The Consulting Agreement was for an expected initial term of six months, and the parties have agreed to extend this period to accommodate the exploration program. PBT is carrying out an initial exploration program, not to exceed US$500,000, at lithium brine projects in which the Company owns interests. In consideration for these services to be performed under the Consulting Agreement, and upon the Company’s approval of the invoices submitted by PBT and further approval by the TSX Venture Exchange (the “TSXV”), the Company will deliver common shares to PBT, at a deemed price that is the closing price of the Company’s common shares on the TSXV on the day an invoice is approved, subject to the maximum discounted market price under the policies of the TSXV (the “Discounted Market Price”). Accordingly, the number of common shares delivered after approval of each invoice will be computed by dividing (a) the amount of each approved invoice by (b) the Discounted Market Price. The Company announced on June 14, 2011 that PBT is commencing an initial 300 meter drilling exploration program at the Llanta project.

On January 24, 2011, the Company’s Registration Statement on Form F-1 was approved by the Securities and Exchange Commission for the resale of up to 3,338,400 common shares of the Company. Also on January 24, 2011, the Company filed a Registration Statement on Form 8-A12G, which registered the Company’s common shares under the Securities and Exchange Act of 1934 (the “1934 Act”). As such, the Company is subject to the reporting obligations of the 1934 Act as a foreign private issuer, as defined in Rule 3b-4 promulgated under the 1934 Act.

On May 2, 2011, the Company announced that, subject to TSXV approval, it has retained Level 3 Capital Management Inc. ("Level 3") through a consulting agreement under which Level 3 will assist Pan American as an advisor for corporate financing and strategic planning in addition to services related to project identification, negotiation, due diligence and acquisitions.

On June 16, 2011 the Company completed a non-brokered private placement of 4,076,667 at $0.15 per unit for total gross proceeds of $611,500. Each unit consists of one common share and one common share purchase warrant, entitling the purchaser to acquire one additional common share at an exercise price of $0.25 per common share until June 16, 2013. In connection with the offering, the Company paid a cash finder’s fee of $39,650.00 and issued 267,666 warrants, which each warrant entitles the finder to acquire one additional common share at an exercise price of $0.25 per Common Share until June 16, 2013.

On June 23, 2011, the Company announced that it has selected CEOcast, Inc. (“CEOcast”) to lead its investor relations program. In this role, CEOcast will assist the Company in increasing exposure to the investment community, including individual investors, brokers and micro-cap institutional investors. Pursuant to the terms of the agreement dated June 21, 2011 the Company has agreed to retain the services of CEOcast for a period of twelve months that commenced June 21, 2011. In consideration for the services, the Company has agreed to pay CEOcast a monthly cash fee of US$10,000, with US$20,000 being payable on the signing of the agreement (for the first and last month payments) and subsequent US$10,000 payments being due on the twentieth day of each remaining month for the term of the agreement.

On August 24, 2011, the Company announced that it has entered into a subscription agreement for a private placement with POSCO Canada Ltd. ("POSCAN") Upon closing, the Company will issue 10,522,090 common shares to POSCAN at the price of CDN$0.136 per common share, resulting in gross proceeds to the Company of CDN$1,431,004. Following the closing POSCAN will hold 19.87% of the issued and outstanding common shares of the Company. The Company also agreed that while POSCAN owns more than 10% of the Company’s issued and outstanding common shares, the Company will appoint a director nominated by POSCAN; the Company will require approval from the nominee for certain corporate actions; and POSCAN will have a pre-emptive right to purchase a pro rata share of any new securities offered by the Company.

The Company believes that the proceeds from the Company’s recent private placement when combined with the current treasury will not be sufficient for the next 12 calendar months of operations. The Company accordingly believes that additional fundraising activities are necessary in order to cover the costs of the next year of operations.

SELECTED ANNUAL INFORMATION

The following information sets out the Company’s audited selected annual information for the years ended February 28, 2011, 2010 and 2009:

	Year Ended February 28, 2011	Year Ended February 28, 2010	Year Ended February 28, 2009
	($)	($)	($)
Revenue	Nil	Nil	Nil
Expenses	2,628,049	970,008	63,956
Net Loss	2,495,548	1,388,366	53,182
Basic and Diluted Loss Per Share	$0.07	0.10	0.01

	As at February 28, 2011	As at February 28, 2010	As at February 28, 2009
	($)	($)	($)
Mineral Properties	4,441,553	3,989,952	139,775
Total Assets	4,675,795	5,706,053	237,236
Long-Term Debt	Nil	Nil	Nil

	As at February 28, 2011	As at February 28, 2010	As at February 28, 2009
Dividends	Nil	Nil	Nil

As a mineral exploration company, the Company has not generated any revenues to date from its properties. During the year ended February 28, 2009, expenses totalled $63,956 which is consistent for prior periods without the compensation expense incurred in the year ended February 29, 2008. During the year ended February 28, 2010, expenses totalled $970,008 which reflects the Company’s increased activities as it focussed on support for the exploration of its Chilean lithium interests. During the year ended February 28, 2011, expenses totalled $2,628,049 which reflects the Company’s increased activities as it focussed on support for the exploration of its Chilean lithium interests. Expenses during the year ended February 28, 2010 were largely comprised of management fees of $234,489, investor communications of $216,085, stock based compensation of $242,698 and professional fees of $130,737. Expenses during the year ended February 28, 2011 were largely comprised of management fees of $941,697, investor communications of $599,172, stock based compensation of $685,315 and professional fees of $209,375. The material increases in its expenses reflected the focus on the Company’s lithium property interests, the expansion of the Company’s management team and board of directors, and increased professional fees resulting from the acquisitions of its lithium property interests. Management anticipates that expenses will continue to increase as the Company proceeds with the development of its exploration stage properties. See the discussion under the headings “Liquidity” and “Capital Resources” for more information.

DISCUSSION OF OPERATIONS

Thee months ended May 31, 2011

During the three months ended May 31, 2011, the Company incurred expenses of $329,832 primarily consisting of management fees of $142,992, investor communications of $70,395, stock based compensation of $45,810 and professional fees of $34,898. Net loss for the three months ended May 31, 2011 was $238,671. During the three months ended May 31, 2010, the Company incurred expenses of $720,069 primarily consisting of management fees of $147,908, investor communications of $132,941, stock based compensation of $305,122 and professional fees of $62,482. Comprehensive loss for the three months ended May 31, 2010 was $741,650. Stock based compensation during the three months ended May 31, 2011 decreased over the same period the prior year due to fewer additional incentive stock options granted to various directors, officers, and consultants. Investor communications expenses during the three months ended May 31, 2011 decreased over the same period the prior year due to a reduction in external consultants utilized. Professional fees during the three months ended May 31, 2011 decreased over the same period the prior year due to lower audit and accounting review expenses.

SUMMARY OF QUARTERLY RESULTS

The following table provides quarterly financial information for the prior eight quarters. The 2010 comparative quarterly results have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and was not required to be restated to International Financial Reporting Standards (“IFRS”).

Description	Three Months Ended May 31, 2011 (unaudited)	Three Months Ended February 28, 2011 (unaudited)	Three Months Ended November 30, 2010 (unaudited)	Three Months Ended August 31, 2010 (unaudited)	Three Months Ended May 31, 2010 (unaudited)	Three Months Ended February 28, 2010 (unaudited)	Three Months Ended November 30, 2009 (unaudited)	Three Months Ended August 31, 2009 (unaudited)
	(IFRS)	(IFRS)	(IFRS)	(IFRS)	(IFRS)	(GAAP)	(GAAP)	(GAAP)
	($)	($)	($)	($)	($)	($)	($)	($)
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net loss before other items	329,832	831,193	530,452	546,334	720,070	808,474	60,031	70,046
Net loss for period	238,671	660,319	545,343	548,236	741,650	1,226,832	60,031	70,046
Comprehensive Loss	264,401	998,868	545,343	548,236	741,650	1,226,832	60,031	70,046
Basic and fully-diluted loss per share	0.006	0.018	0.015	0.017	0.023	0.068	0.017	0.011

During the three months ended August 31, 2009, expenses increased to $70,046 largely the result of stock based compensation fees of $34,458. Management fees and other expenses were generally similar to the three months ended May 31, 2009. Expenses decreased to $60,031 during the three months ended November 30, 2009. During this time, stock based compensation expense decreased to $17,299 and professional fees decreased to $7,256 following completion of the Company’s initial public offering. During the three months ended February 28, 2010, expenses increased to $808,474 as the Company ramped up development of its mineral properties and increased fund raising efforts. During this time, investor communications increased to $205,241, management fees increased to $198,489, stock based compensation increased to $191,011, professional fees increased to $93,502, and advertising increased to $51,503. During the three months ended May 31, 2010, expenses were $720,069 as the Company continued to focus on increased development of its mineral properties and increased fund raising efforts. During this time, investor communications accounted for $132,941, management fees were $147,908, stock based compensation increased to $305,122, professional fees were $62,482, and advertising was $33,433. During the three months ended August 31, 2010, expenses were $548,236 as the Company continued to focus on increased development of its mineral properties and increased fund raising efforts. During this time, investor communications accounted for $114,781, management fees were $181,057, stock based compensation expense was $169,058, professional fees were $46,237, and travel expenses were $20,402. During the three months ended November 30, 2010, expenses were $530,452 as the Company continued to focus on continued development of its mineral properties and increased fund raising efforts. During this time, investor communications accounted for $146,451, management fees were $153,929, stock based compensation expense was $134,197, and professional fees were $53,374. During the three months ended February 28, 2011, expenses were $831,193 as the Company continued to focus on continued development of its mineral properties and increased fund raising efforts. During this time, investor communications accounted for $204,999, management fees were $458,803, stock based compensation expense was $76,938, and professional fees were $47,282. During the three months ended May 31, 2011, the Company incurred expenses of $329,832 primarily consisting of management fees of $142,992, investor communications of $70,395, stock based compensation of $45,810 and professional fees of $34,898. Expenses decreased during the three months ended May 31, 2011 due to management’s efforts to reduce costs.

LIQUIDITY

The Company had cash of $176,908 as at May 31, 2011 and $165,165 as at February 28, 2011, and the Company had working capital deficit of $310,173 as at May 31, 2011 as compared to working capital deficit of $162,504 as at February 28, 2011.

On June 16, 2011 the Company completed a non-brokered private placement of 4,076,667 at $0.15 per unit. Each unit consists of one common share and one common share purchase warrant, entitling the purchaser to acquire one additional common share at an exercise price of $0.25 per common share until June 16, 2013. In connection with the offering, the Company paid a cash finder’s fee of $39,650.00 and issued 267,666 warrants, which each warrant entitles the finder to acquire one additional common share at an exercise price of $0.25 per Common Share until June 16, 2013.

On August 24, 2011, the Company announced that it has entered into a subscription agreement for a private placement with POSCO Canada Ltd. ("POSCAN") Upon closing, the Company will issue 10,522,090 common shares to POSCAN at the price of CDN$0.136 per common share, resulting in gross proceeds to the Company of CDN$1,431,004. Following the closing POSCAN will hold 19.87% of the issued and outstanding common shares of the Company. The Company also agreed that while POSCAN owns more than 10% of the Company’s issued and outstanding common shares, the Company will appoint a director nominated by POSCAN; the Company will require approval from the nominee for certain corporate actions; and POSCAN will have a pre-emptive right to purchase a pro rata share of any new securities offered by the Company.

The Company anticipates that it currently does not have sufficient capital in order to meet its requirements for the next twelve month period. These costs include the proposed scoping and feasibility studies at Laguna Verde, the proposed exploration program at Laguna Brava, the assumed continuation of due diligence costs with respect to the Escondidas transaction, general and administrative costs and costs associated with keeping the Chilean salars in good standing during the next twelve months. The Company plans to raise such funds primarily through the private placement of its equity securities. Under such circumstances, there is no assurance that the Company will be able to obtain further funds required for the Company’s continued working capital requirements. Any issuance of the Company’s equity securities in the near future may result in substantial dilution to the Company’s existing shareholders.

Anticipated Cash Requirements

At Laguna Verde, subject to adequate funding, the Company is planning to engage a professional chemistry and engineering consulting firm to undertake scoping and pre-feasibility studies. Such studies are expected to take 12 months to complete and cost in the range of $1.5 to $2 million, of which the scoping study portion is expected to be around $200,000. The Company anticipates hiring this consultant during calendar year 2011. Thereafter, the Company intends to commence a full feasibility study, permitting and preliminary engineering, which could cost in total upwards of $8 million. The Company announced on June 17, 2011 that it had entered into an agreement with the University of Nevada-Reno to conduct research on the concentration of lithium from brines provided by the Company from several of its lithium-potassium brine properties in Chile. This study, which is estimated to cost in the range of US$10,000, is effectively a pre-scoping exercise which should allow the Company to identify additional processing methodologies which can be incorporated into the full scoping study planned for later this year at Laguna Verde.

Subject to adequate funding, the Company is planning to undertake a conditional three stage exploration program at Laguna Brava. Stage 1 would include a bathymetry and geochem program estimated to cost $150,000 which is anticipated to commence during the fall of 2010 and last 3 months. Following successful results, Stage 2 would include a hydrologic program and metallurgy and evaporation test work to cost $176,500 which is anticipated to take 9 months. Following successful results, Stage 3 would include a drilling and aquifer evaluation to cost $455,000 which is anticipated to last an additional 6 months. Total cost for the three stages, including a 15% contingency, is approximately $900,000.

As to the nine other salar properties in Region III Chile, subject to adequate funding, the Company intends to design and implement exploration programs at Llanta, Salar de Pedernales and Salar de Maricunga during 2011. The Company announced on June 14, 2011 that PBT is providing the funds for and is commencing an initial 300 meter drilling exploration program at the Llanta project. The Company has no immediate plans for exploration or development for the upcoming fiscal year at any of the other properties not specifically mentioned. The Company intends to spend only necessary property holding costs for these sites, in the approximate amount of $50,000 per year.

The Company intends to conduct additional due diligence to evaluate the merits of the Escondidas transaction while awaiting the procurement, by the joint venture partner of Escondidas, of additional agreements for access and permits from Mexican governmental agencies. The costs for this exercise are anticipated not to exceed the U.S. $1,000 (formerly U.S. $25,000) per month that is currently being remitted to Escondidas by the Company.

The Company estimates its minimum operating expenses and working capital requirements for the next 12 month period to be as follows:

Expense	Estimated Amount
Advertising and promotion	$12,000
Bank charges	5,000
Exploration	396,000
Investor communications	180,000
Management fees	564,000
Office and miscellaneous	50,000
Professional fees	240,000
Rent	17,000
Transfer agent and filing fees	36,000
Travel	60,000
Total	$1,560,000

If the Company does not raise any additional funds, it will not have enough working capital to follow its projected costs for the next 12 month period. Under such circumstances, the Company anticipate that exploration expenses would be reduced significantly, as it would only pay the minimum costs to keep its properties in good standing, and generally reduce its overhead costs. Specifically, under such circumstances the Company would reduce its professional fees, investor relations expenses, consulting fees, and travel expenses.

The Company plans to raise its required funds primarily through the private placement of its equity securities. Under such circumstances, there is no assurance that it will be able to obtain further funds required for its continued working capital requirements. Any issuance of its equity securities in the near future may result in substantial dilution to its existing shareholders.

CAPITAL RESOURCES

The Company has capital commitments in connection with its Chilean properties. The Company indirectly holds interests in nine Chilean lithium salars through its 99% owned subsidiary Salico, and the right to expand its position at one salar and to earn interests in two additional properties. The Company estimates that Salico is required to pay $50,000 during the next twelve months to keep the property interests in good standing. The Company is also required to pay to a third-party US$2,000 per month as a lease and rental remittance fee to maintain the Piedra Parada concessions through the exploration stage, which payments will increase to US$5,000 per month at such time as these concessions are converted to exploitation status.

Operating Activities

The Company used cash of $23,164 in operating activities during the three months ended May 31, 2011 and used cash of $501,476 during the three months ended May 31, 2010.

Financing Activities

The Company received total cash of $100,000 in financing activities during the three months ended May 31, 2011. The Company received total cash of $69,063 in financing activities during the three months ended May 31, 2010.

Investing Activities

The Company used cash of $63,904 in investing activities during the three months ended May 31, 2011 due to deferred exploration expenditures. The Company used cash of $254,948 in investing activities during the three months ended May 31, 2011 due to deferred acquisition costs and advances and deferred exploration expenditures

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements.

TRANSACTIONS BETWEEN RELATED PARTIES

During the three months ended May 31, 2011 and 2010, the Company had the following transactions with related parties:

(a)	Management fees of $ Nil (May 31, 2010 - $7,000) were incurred to a company controlled by a former director and officer.

(b)	Management fees of $34,328 (May 31, 2010 - $35,011) were incurred to an officer and director and a balance of $31,842 was owing to this party as at May 31, 2011 (February 28, 2011: $Nil).

(c)	Management fees of $6,337 (May 31, 2010 - $2,032) were incurred to two directors and a balance of $3,360 was owing to these parties as at May 31, 2011 (February 28, 2011: $Nil).

(d)	Management fees of $12,493 (May 31, 2010 - $10,759) were incurred to an officer.

(e)

Management fees of $7,251 (May 31, 2010 - $7,688) were incurred to a company in which a director and officer is general manager and a balance of $17,935 was owing to this party as at May 31, 2011 (February 28, 2011: $Nil).

(f)	Management fees of $17,863 (May 31, 2010 - $18,555) were incurred to a company controlled by a director and a balance of $17,863 was owing to this party as at May 31, 2011 (February 28, 2011: $Nil).

(g)	Management fees of $11,579 (May 31, 2010 - $12,121) were incurred to an officer.

(h)

Deferred exploration costs of $5,851 (May 31, 2011 - $24,564) were incurred to a company with one director and two officers in common and a balance of $5,851 was owing to this party as at May 31, 2011 (February 28, 2011: $Nil).

PROPOSED TRANSACTIONS

(a)

On February 14, 2011, the Company entered into a property purchase agreement with Sociedad Gareste Limitada (“Gareste”) to acquire 16 mineral claims covering an area of approximately 4,200 hectares in Chile in consideration for 2,000,000 common shares upon closing to Gareste. The closing date shall be no later than December 31, 2011. In connection with the purchase, a 2% net smelter return royalty (“NSR”) on the sale of production will be granted in favour of Gareste, capped at US$6 million. At any time prior to the commencement of commercial production, the Company shall have the right to repurchase one-half, or a 1% NSR, for the sum of US$2million.

(b)

On February 14, 2011, the Company entered into a binding letter of intent for a proposed joint venture and earn-in with Gareste, whereby, the Company was granted an option to acquire up to 80% interest in the Maricunga project in consideration for cash payments totaling US$1.5 million and the issuance of 2 million common shares. In connection with the option, a 2% NSR royalty on the sale of production from the project will be granted, capped at U$6 million. At any time prior to the commencement of commercial production from the project, the Company shall have the right to repurchase one-half, or a 1% NSR, from Gareste, for the sum of US$2 million.

(c)

On February 14, 2011, the Company entered into a binding letter of intent for a proposed joint venture and earn-in with Gareste, whereby, the Company was granted an option to acquire up to 80% interest in the Llanta project in consideration for cash payments totaling US$600,000 and the issuance of 900,000 common shares. In connection with the option, a 2% NSR royalty on the sale of production from the project will be granted, capped at U$6 million. At any time prior to the commencement of commercial production from the project, the Company shall have the right to repurchase one-half, or a 1% NSR, from Gareste, for the sum of US$2 million.

(d)

On August 24, 2011, the Company announced that it has entered into a subscription agreement for a private placement with POSCO Canada Ltd. ("POSCAN") Upon closing, the Company will issue 10,522,090 common shares to POSCAN at the price of CDN$0.136 per common share, resulting in gross proceeds to the Company of CDN$1,431,004. Following the closing POSCAN will hold 19.87% of the issued and outstanding common shares of the Company. The Company also agreed that while POSCAN owns more than 10% of the Company’s issued and outstanding common shares, the Company will appoint a director nominated by POSCAN; the Company will require approval from the nominee for certain corporate actions; and POSCAN will have a pre-emptive right to purchase a pro rata share of any new securities offered by the Company.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Transition to IFRS

The Company has adopted IFRS effective March 1, 2011 with a transition date of March 1, 2010. Prior to the adoption of IFRS the Company prepared its financial statements in accordance with Canadian GAAP.

The comparative information presented in these interim financial statements for the three months ended May 31, 2010, year ended February 28, 2011 and the opening financial position as at March 1, 2010 (the “Transition Date”) have been prepared in accordance with the accounting policies referenced in Note 2 and IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”).

Initial elections upon adoption

The Company adopted IFRS in accordance with IFRS 1 which requires the retrospective application of IFRS at the Transition Date with all adjustments to assets and liabilities taken to deficit, subject to mandatory exceptions and the application of optional exemptions. The IFRS 1 exceptions applied in the conversion from Canadian GAAP to IFRS by the Company are explained as follows:

(i) Share-based payments – The Company elected under IFRS 1 to apply IFRS 2, Share-Based Payments only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date;

(ii) Business combinations – The Company elected under IFRS 1 to not apply IFRS 3, Business Combinations retrospectively to any business combinations that may have occurred prior to its Transition Date and such business combinations have not been restated.

(iii) Compound financial instruments – The Company has elected under IFRS 1 not to retrospectively separate the liability and equity components of any compound instruments for which the liability component is no longer outstanding at the Transition Date.

Estimates

IFRS 1 does not permit changes to estimates previously made. Accordingly, estimates used at the Transition Date are consistent with estimates made at the same date under Canadian GAAP.

Reconciliation between Canadian GAAP and IFRS

In preparing the Company’s IFRS Transition Date statement of financial position management noted that adjustments related to flow-through shares were necessary to be made by the Company previously in its financial statements prepared in accordance with previous Canadian GAAP.

Flow-through shares

Under Canadian GAAP, when flow-through shares are issued, they are initially recorded in share capital at their issue price less the deferred tax liability related to the renounced expenditures. Under IFRS, flow-through shares are recognized based on the quoted price of the existing shares on the date the Company and the investors agree to the transaction. The difference (“premium”) between the amount recognized in common shares and the amount the investors pay for the shares is recognized as a flow-through share related liabilities which is reversed into the statement of loss within other income when the eligible expenditures are incurred. The amount recognized as flow-through share related liabilities represented the difference between the fair value of the common shares and the amount the investor pays for the flow-through shares. The cumulative premium and renunciation adjustment as at March 1, 2010 related to flow-through shares issued before March 1, 2010 is $37,562.

Share-based compensation

The Company adjusted the share-based compensation expense relating to performance based share options held by non-employee of the Company due to a change in measurement date under IFRS. As a result, an adjustment of $32,552 was required on the application of IFRS 2 at the transition date and an adjustment of $126,457 was required for the restated year ended February 28, 2011, and $22,510 for three months ended May 31, 2010.

The March 1, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

		Effect of
	March 1, 2010	IFRS	March 1, 2010
Statement of Financial Position	Canadian GAAP	Transition	IFRS
Total Assets	$5,706,053	$-	$5,706,053

Total Liabilities	$56,163	$-	$56,163
Shareholders’ Equity
Share Capital	6,288,322	37,562	6,325,884
Contributed surplus	992,715	32,552	1,025,267
Deficit	(1,631,147)	(70,114)	(1,701,261)
Total Shareholders' Equity	5,649,890	-	5,649,890
Total Liabilities and Shareholders' Equity	$5,706,053	$-	$5,706,053

The May 31, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

		Effect of
	May 31, 2010	IFRS	May 31, 2010
Statement of Financial Position	Canadian GAAP	Transition	IFRS
Total Assets	$5,358,874	$-	$5,358,874

Total Liabilites	$76,448	$-	$76,448
Shareholders Equity
Share Capital	6,395,755	37,562	6,433,317
Contributed surplus	1,236,957	55,062	1,292,019
Deficit	(2,350,286)	(92,624)	(2,442,910)
Total Shareholders' Equity	5,282,426	-	5,282,426
Total Liabilities and Shareholders' Equity	$5,358,874	$-	$5,358,874

The February 28, 2011 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

		Effect of
	February 28, 2011	IFRS	February 28, 2011
Statement of Financial Position	Canadian GAAP	Transition	IFRS
Total Assets	$4,675,795	$-	$4,675,795

Total Liabilites	$396,746	$-	$396,746
Shareholders' Equity
Share Capital	6,636,776	37,562	6,674,338
Contributed surplus	1,981,060	159,009	2,140,069
Accumulated other		-
comprehensive income	(338,549)	-	(338,549)
Deficit	(4,000,238)	(196,571)	(4,196,809)
Total Shareholders' Equity	4,279,049	-	4,279,049
Total Liabilities and Shareholders' Equity	$4,675,795	$-	$4,675,795

The February 28, 2011 Canadian GAAP statement of operations and comprehensive loss has been reconciled to IFRS as follows

	Year Ended	Effect of	Year Ended
Statement of Operations and	February 28, 2011	IFRS	February 28, 2011
Comprehensive Loss	Canadian GAAP	Transition	IFRS
Revenue	$-	$-	$-
Total Expenses	2,501,592	126,457	2,628,049
Total other items	(132,501)	-	(132,501)
Net loss and comprehensive loss	$2,369,091	$126,457	$2,495,548

he May 31, 2010 Canadian GAAP statement of operations and comprehensive loss has been reconciled to IFRS as follows

	3 months ended	Effect of	3 months ended
Statement of Operations and	May 31, 2010	IFRS	May 31, 2010
Comprehensive Loss	Canadian GAAP	Transition	IFRS
Revenue	$-	$-	$-
Total Expenses	697,560	22,510	720,070
Total other items	21,580	-	21,580
Net loss and comprehensive loss	$719,140	$22,510	$741,650

There are no material differences between the consolidated statement of cash flows presented under IFRS and the consolidated statement of cash flows presented under previous Canadian GAAP.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash, accounts payable, and due to related parties. Management believes that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

During the three months ended May 31, 2011 and 2010, the Company incurred the following expenses on its properties in addition to the acquisition costs as described under the heading “Description of Business”:

Chilean Salars – Atacama Region III, Chile

	Three Months Ended May 31, 2011	Three Months Ended May 31, 2010
Capitalized exploration costs net of foreign exchange	$38,324	178,259
Deferred acquisition costs	$Nil	$Nil

On December 4, 2009, the Company acquired 99% of Salico which, in turn, holds interests in a total of nine lithium salars in Chile as described under the heading “Description of Business”. The Company acquired Salico in connection with the closing of an Amended and Restated Securities Exchange Agreement dated October 18, 2009.

Option To Acquire Escondidas – Mexico

	Three Months Ended May 31, 2011	Three Months Ended May 31, 2010
Capitalized exploration costs net of foreign exchange	$1,041	$Nil
Deferred acquisition costs	$Nil	$76,690

On December 18, 2009, the Company entered into a Share Option Agreement, as amended on March 29, 2010, with Escondidas and the shareholders of Escondidas, under which the shareholders granted an option to the Company to acquire 76% of the issued and outstanding shares of Escondidas. The primary asset of Escondidas is a joint venture and development agreement with CPI, whereby CPI and Escondidas agreed to jointly process lithium and precious metals in the Cierro Prieto geothermal brine concessions that are owned by CPI and located in Baja California, Mexico, roughly 30 km south of the city of Mexicali. The termination date of the Option Agreement was originally June 30, 2010. In consideration for the option, the Company has agreed to pay or issue the following on the closing date of the Option Agreement on a pro rata basis:

  payment of US$125,000 to the shareholders;

  issuance of 5,000,000 common shares to the shareholders; and

  issuance of 5,000,000 warrants to the shareholders, each warrant of which entitles the shareholder to acquire one additional common share at the exercise price of $0.50 per share for a period of two years from the closing date.

In addition, the Company is obligated to pay to the shareholders the following amounts on a pro rata basis:

  US$500,000 - 6 months from commencement of commercial production;

  US$500,000 - 12 months from commencement of commercial production; and

  US$750,000 - 18 months from commencement of commercial production.

The Option Agreement further provides that the Company will pay:

  US$150,000 to Escondidas on signing for the repayment of outstanding indebtedness owed by Escondidas;

  US$50,000 to Escondidas on signing, and US$1,000 (formerly US$25,000) on a monthly basis thereafter until the earlier of the closing date or the termination of the Option Agreement to cover costs relating to outstanding expenses, due diligence, legal fees and other general and administrative expenses of Escondidas; and

  US$50,000 to Escondidas at closing for the repayment of outstanding indebtedness owed by Escondidas.

On June 30, 2010 the parties extended the termination date of the Option Agreement to October 31, 2010 and substantially changed the terms of the agreement to those reflected above. On October 28, 2010 the Company extended the termination date of the Option Agreement to April 30, 2011 and all other terms remained unchanged. On April 30, 2011 the Company further extended the termination date of the Option Agreement to October 31, 2011 and reduced the monthly amount payable under the Option Agreement to US$1,000, with all other terms remaining unchanged.

DISCLOSURE OF OUTSTANDING SHARE DATA

Common Shares

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “PL”. The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at August 29, 2011, the Company had 42,421,420 common shares issued and outstanding.

Preference Shares

At its annual and special shareholders’ meeting held on August 5, 2011, the Company’s shareholders approved the alternation of the Company’s Notice of Articles and Article to amend and increase the authorized share structure of the Company to authorize an unlimited number of a new class of Preferred Shares without par value, issuable in series, with special rights and restrictions applicable to the Preferred Shares which permit the directors to affix specific rights and restrictions to each series if, as and when issued. The Company has not created the new class of Preferred Shares.

Share Purchase Warrants

The Company had 10,306,773 share purchase warrants outstanding as at August 29, 2011 which had the following characteristics:

Number of Warrants	Exercise Price	Expiry Date
3,882,197	$0.25	September 29, 2012
2,080,243	$0.25	October 4, 2012
4,344,333	$0.25	June 16, 2013

Stock Options

The Company had 2,650,000 stock options outstanding as at August 29, 2011 which had the following characteristics:

Number of Options	Exercise Price	Expiry Date
300,000	$0.15	September 15, 2013
750,000	$0.50	January 15, 2015
351,200	$0.55	April 21, 2015
98,800	$0.55	April 20, 2020
200,000	$0.55	April 9, 2020
950,000	$0.15	May 26, 2020

RISKS

Much of the information included in this report includes or is based upon estimates, projections or other forward-looking statements. Such forward-looking statements include any projections or estimates made by the Company and its management in connection with the Company’s business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect the Company’s current judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. Except as required by law, the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Such estimates, projections or other forward-looking statements involve various risks and uncertainties as outlined below. The Company cautions readers of this report that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements. In evaluating the Company, its business and any investment in its business, readers should carefully consider the following factors:

Risks Relating to the Early Stage of the Company and its Ability to Raise Capital

The Company is at a very early stage and its success is subject to the substantial risks inherent in the establishment of a new business venture.

The implementation of the Company’s business strategy is in a very early stage and subject to all of the risks inherent in the establishment of a new business venture. Accordingly, its intended business and prospective operations may not prove to be successful in the near future, if at all. Any future success that the Company might enjoy will depend upon many factors, many of which are beyond the Company’s control, or which cannot be predicted at this time, and which could have a material adverse effect upon the Company’s financial condition, business prospects and operations and the value of an investment in the Company company.

The Company has no operating history and its business plan is unproven and may not be successful.

Although the Company’s business formed in September 2006, it has no commercial operations. None of its projects have proven or provable reserves, are built, or are in production. The Company has not licensed or sold any mineral products commercially and do not have any definitive agreements to do so. The Company has not proven that its business model will allow it to generate a profit.

The Company has suffered operating losses since inception and it may not be able to achieve profitability.

The Company had an accumulated deficit of $4,435,480 as of May 31, 2011 and it expects to continue to incur significant discovery and development expenses in the foreseeable future related to the completion of feasibility, development and commercialization of its projects. As a result, it will be sustaining substantial operating and net losses, and it is possible that it will never be able to sustain or develop the revenue levels necessary to attain profitability.

The Company may have difficulty raising additional capital, which could deprive it of necessary resources.

The Company expect to continue to devote significant capital resources to fund exploration and development of its properties. In order to support the initiatives envisioned in its business plan, it will need to raise additional funds through public or private debt or equity financing, collaborative relationships or other arrangements. Its ability to raise additional financing depends on many factors beyond its control, including the state of capital markets, the market price of its common stock and the development or prospects for development of competitive technology or competitive projects by others. Because its common stock is not listed on a major stock market, many investors may not be willing or allowed to purchase its common shares or may demand steep discounts. Sufficient additional  financing may not be available to it or may be available only on terms that would result in further dilution to the current owners of the Company’s common stock.

The Company expects to raise additional capital during 2011 but it does not have any firm commitments for funding. If it is unsuccessful in raising additional capital, or the terms of raising such capital are unacceptable, it may have to modify its business plan and/or significantly curtail its planned activities. If the Company is successful raising additional capital through the issuance of additional equity, its investor’s interest will be diluted.

There are substantial doubts about the Company’s ability to continue as a going concern and if it is unable to continue its business, its shares may have little or no value.

The Company’s ability to become a profitable operating company is dependent upon its ability to generate revenues and/or obtain financing adequate to explore and develop its properties. Achieving a level of revenues adequate to support its cost structure has raised substantial doubts about its ability to continue as a going concern. The Company plans to attempt to raise additional equity capital by issuing shares and, if necessary through one or more private placement or public offerings. However, the doubts raised relating to the Company’s ability to continue as a going concern may make its shares an unattractive investment for potential investors. These factors, among others, may make it difficult to raise any additional capital.

Failure to effectively manage the Company’s growth could place additional strains on its managerial, operational and financial resources and could adversely affect its business and prospective operating results.

The Company’s growth has placed, and is expected to continue to place, a strain on the Company’s managerial, operational and financial resources. Further, as its subsidiary’s business grows, and if and as it acquires interests in more subsidiaries and other entities, it will be required to manage multiple relationships. Any further growth by the Company or its subsidiary, or an increase in the number of its strategic relationships will increase this strain on its managerial, operational and financial resources. This strain may inhibit the Company’s ability to achieve the rapid execution necessary to implement its business plan, and could have a material adverse effect upon the Company’s financial condition, business prospects and prospective operations and the value of an investment in the Company.

Risks Related To The Company’s Business

Because of the unique difficulties and uncertainties inherent in mineral exploration ventures, the Company faces a high risk of business failure.

Potential investors should be aware of the difficulties normally encountered by mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration program that the Company intends to undertake on its properties and any additional properties that the Company may acquire. These potential problems include unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. The expenditures to be made by the Company in the exploration of its properties may not result in the discovery of mineral deposits. Any expenditures that the Company may make in the exploration of any other mineral property that it may acquire may not result in the discovery of any commercially exploitable mineral deposits. Problems such as unusual or unexpected geological formations and other conditions are involved in all mineral exploration and often result in unsuccessful exploration efforts. If the results of the Company’s exploration do not reveal viable commercial mineralization, the Company may decide to abandon some or all of its property interests.

Because of the speculative nature of the exploration of mineral properties, there is no assurance that the Company’s exploration activities will result in the discovery of any quantities of mineral deposits on its current properties or any other additional properties the Company may acquire.

The Company intends to continue exploration on its current properties and the Company may or may not acquire additional interests in other mineral properties. The search for mineral deposits as a business is extremely risky. The Company can provide investors with no assurance that exploration on its current properties, or any other property that the Company may acquire, will establish that any commercially exploitable quantities of mineral deposits exist. Additional potential problems may prevent the Company from discovering any mineral deposits. These potential problems include unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. If the Company is unable to establish the presence of mineral deposits on its properties, its ability to fund future exploration activities will be impeded, the Company will not be able to operate profitably and investors may lose all of their investment in the Company.

The potential profitability of mineral ventures depends in part upon factors beyond the control of the Company and even if the Company discovers and exploits mineral deposits, the Company may never become commercially viable and the Company may be forced to cease operations.

The commercial feasibility of an exploration program on a mineral property is dependent upon many factors beyond the Company’s control, including the existence and size of mineral deposits in the properties the Company explores, the proximity and capacity of processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental regulation. These factors cannot be accurately predicted and any one or a combination of these factors may result in the Company not receiving an adequate return on invested capital. These factors may have material and negative effects on the Company’s financial performance and its ability to continue operations.

Exploration and exploitation activities are subject to comprehensive regulation which may cause substantial delays or require capital outlays in excess of those anticipated causing an adverse effect on the Company.

Exploration and exploitation activities are subject to federal, provincial, state and local laws, regulations and policies, including laws regulating the removal of natural resources from the ground and the discharge of materials into the environment. Exploration and exploitation activities are also subject to federal, provincial, state and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment.

Environmental and other legal standards imposed by federal, provincial, state or local authorities may be changed and any such changes may prevent the Company from conducting planned activities or may increase its costs of doing so, which would have material adverse effects on its business. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for pollution or other environmental damages that the Company may not be able to or elect not to insure against due to prohibitive premium costs and other reasons. Any laws, regulations or policies of any government body or regulatory agency may be changed, applied or interpreted in a manner which will alter and negatively affect the Company’s ability to carry on its business.

Title to mineral properties and related water rights is a complex process and the Company may suffer a material adverse effect in the event one or more of its property interests are determined to have title deficiencies.

Acquisition of title to mineral properties and related water rights is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has obtained a title opinion in respect to its Chilean salar property interests, the Company cannot give an assurance that title to such property will not be challenged or impugned. Mineral properties sometimes contain claims or transfer histories that examiners cannot verify. A successful claim that the Company does not have title to one or more of its properties or lack appropriate water rights could cause the Company to lose any rights to explore, develop and mine any minerals on that property, without compensation for its prior expenditures relating to such property.

One of the Company’s material properties is located in Chile, and any material change to the laws of Chile affecting mineral properties may have a material adverse effect on the Company.

Chile is a developing country. As with any developing country, the Company will be subject to certain risks which may result from changes in Chilean law and politics, including expropriation, currency fluctuation and possible political instability which may result in the impairment or loss of mineral concessions or other mineral rights. Changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Obtaining legal and accounting services in under-developed countries is difficult and may make implementation of proper controls difficult and assessment of the Company’s legal entitlements less certain. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Chile’s status as a developing country may make it more difficult for the Company to obtain any required exploration, development and production financing for its projects. The Company does not maintain political risk insurance.

Mineral concessions under Chilean law do not automatically vest title to lithium.

Under Chilean mining law, lithium and certain other metals are technically reserved to the state of Chile for the Chilean National Nuclear Commission. As a consequence, the Company must apply through the Ministry of Mines for a special operating permit that allows it to process and export lithium products. This permit is authorized and must be signed by the President of Chile. Although the Company is not aware of any current lithium project in Chile which upon application has not received this permit, the risk still remains that the application which may be submitted by the Company for this purpose could be rejected. In this event the failure to secure a lithium operating permit could materially and adversely affect the ability of the Company to carry on its business.

Because the Company’s property interests may not contain mineral deposits and because it has never made a profit from its operations, the Company’s securities are highly speculative and investors may lose all of their investment in the Company.

The Company’s securities must be considered highly speculative, generally because of the nature of its business and its stage of operations. The Company currently has exploration stage property interests which may not contain mineral deposits. The Company may or may not acquire additional interests in other mineral properties but, except as stated herein, the Company does not have plans to acquire rights in any specific mineral properties as of the date of this report. Accordingly, the Company has not generated significant revenues nor has it realized a profit from its operations to date and there is little likelihood that the Company will generate any revenues or realize any profits in the short term. Any profitability in the future from the Company’s business will be dependent upon locating and exploiting mineral deposits on the Company’s current properties or mineral deposits on any additional properties that the Company may acquire. The likelihood that any mineral properties that the Company may acquire or have an interest in will contain commercially exploitable mineral deposits is extremely remote. The Company may never discover mineral deposits in respect to its current properties or any other area, or the Company may do so and still not be commercially successful if the Company is unable to exploit those mineral deposits profitably. The Company may not be able to operate profitably and may have to cease operations, the price of its securities may decline and investors may lose all of their investment in the Company.

As the Company faces intense competition in the mineral exploration and exploitation industry, the Company will have to compete with the Company’s competitors for financing and for qualified managerial and technical employees.

The Company’s competition includes large established mining companies with substantial capabilities and with greater financial and technical resources than the Company. As a result of this competition, the Company may have to compete for financing and be unable to acquire financing on terms it considers acceptable. The Company may also have to compete with the other mining companies for the recruitment and retention of qualified managerial and technical employees. If the Company is unable to successfully compete for financing or for qualified employees, the Company’s exploration programs may be slowed down or suspended, which may cause the Company to cease operations as a company.

The Company’s future is dependent upon its ability to obtain financing and if the Company does not obtain such financing, the Company may have to cease its exploration activities and investors could lose their entire investment.

There is no assurance that the Company will operate profitably or will generate positive cash flow in the future. The Company requires additional financing in order to proceed with the exploration and development of its properties. The Company will also require additional financing for the fees it must pay to maintain its status in relation to the rights to the Company’s properties and to pay the fees and expenses necessary to operate as a public company. The Company will also need more funds if the costs of the exploration of its mineral claims are greater than the Company has anticipated. The Company will require additional financing to sustain its business operations if it is not successful in earning revenues. The Company will also need further financing if it decides to obtain additional mineral properties. The Company currently does not have any arrangements for further financing and it may not be able to obtain financing when required. The Company’s future is dependent upon its ability to obtain financing. If the Company does not obtain such financing, its business could fail and investors could lose their entire investment.

The Company’s directors and officers are engaged in other business activities and accordingly may not devote sufficient time to the Company’s business affairs, which may affect its ability to conduct operations and generate revenues.

The Company’s directors and officers are involved in other business activities and serve as officers and directors of other mineral exploration companies. As a result of their other business endeavours, the directors and officers may not be able to devote sufficient time to the Company’s business affairs, which may negatively affect its ability to conduct its ongoing operations and its ability to generate revenues. In addition, the management of the Company may be periodically interrupted or delayed as a result of its officers’ other business interests.

Risks Relating To The Company’s Common Stock

There are a large number of unexercised share purchase warrants and stock options outstanding. If these are exercised, your interest in the Company will be diluted.

As of August 29, 2011, there were 42,421,420 shares of the Company’s common stock issued and outstanding. If all of the share purchase warrants and options that were issued and outstanding as of that date were to be exercised, including warrants and options that are not yet exercisable, the Company would be required to issue up to an additional 12,956,773 shares of the Company’s common stock, or approximately 31% of the Company’s issued and outstanding shares of common stock on August 29, 2011. This would substantially decrease the proportionate ownership and voting power of all other stockholders. This dilution could cause the price of the Company’s shares to decline and it could result in the creation of new control persons. In addition, the Company’s stockholders could suffer dilution in the net book value per share.

A decline in the price of the Company’s common stock could affect its ability to raise further working capital and adversely impact its ability to continue operations.

A prolonged decline in the price of the Company’s common stock could result in a reduction in the liquidity of its common stock and a reduction in its ability to raise capital. Because a significant portion of the Company’s operations have been and will be financed through the sale of equity securities, a decline in the price of its common stock could be especially detrimental to the Company’s liquidity and its operations. Such reductions may force the Company to reallocate funds from other planned uses and may have a significant negative effect on the Company’s business plan and operations, including its ability to develop new products and continue its current operations. If the Company’s stock price declines, it can offer no assurance that the Company will be able to raise additional capital or generate funds from operations sufficient to meet its obligations. If the Company is unable to raise sufficient capital in the future, the Company may not be able to have the resources to continue its normal operations.

Because the Company can issue additional shares of common stock, purchasers of its common stock may incur immediate dilution and may experience further dilution.

The Company is authorized to issue an unlimited number of shares of common stock, of which 42,421,420 shares were issued and outstanding as of August 29, 2011. The Company’s board of directors has the authority to cause the Company to issue additional shares of common stock without consent of any of the Company’s stockholders. Consequently, the stockholders may experience more dilution in their ownership of the Company’s stock in the future.

The Company’s stock is a penny stock. Trading of its stock may be restricted by the Securities and Exchange Commission’s penny stock regulations which may limit a stockholder’s ability to buy and sell its stock.

The Company’s common stock is expected to trade at a price substantially below $5.00 per share, which will make it a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.

The Company’s securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade the Company’s securities. The Company believes that the penny stock rules discourage investor interest in and limit the marketability of its common stock.

FINRA sales practice requirements may also limit a stockholder's ability to buy and sell the Company’s stock.

In addition to the “penny stock” rules promulgated by the Securities and Exchange Commission, the Financial Industry Regulatory Authority (“FINRA”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy the Company’s common stock, which may limit your ability to buy and sell the Company’s stock.

An investor’s ability to trade the Company’s common stock may be limited by trading volume.

A consistently active trading market for the Company’s common stock may not occur on the OTC Bulletin Board. A limited trading volume may prevent the Company’s shareholders from selling shares at such times or in such amounts as they may otherwise desire. Further, while the Company’s common shares are traded on the TSX Venture Exchange, its common shares have historically been sporadically or thinly traded on the TSX Venture Exchange.

The Company has not voluntarily implemented various corporate governance measures, in the absence of which, shareholders may have more limited protections against interested director transactions, conflicts of interest and similar matters.

Recent federal legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE or The NASDAQ Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges and NASDAQ are those that address board of directors independence, audit committee oversight and the adoption of a code of ethics. While the Company’s board of directors has formed an audit committee of which the majority are independent directors, and has adopted a set of corporate governance guidelines, the Company has not adopted a Code of Ethics and Business Conduct, and other relevant corporate governance measures and, since its securities are not listed on a national securities exchange or NASDAQ, the Company is not required to do so. It is possible that if the Company were to adopt some or all of these corporate governance measures, shareholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested directors and that policies had been implemented to define responsible conduct. For example, in the absence of nominating and compensation committees comprised of at least a majority of independent directors, decisions concerning matters such as compensation packages to its senior officers and recommendations for director nominees may be made by a majority of directors who have an interest in the outcome of the matters being decided. Prospective investors should bear in mind its current lack of corporate governance measures in formulating their investment decisions.

Because the Company will not pay dividends in the foreseeable future, stockholders will only benefit from owning common stock if it appreciates.

The Company has never paid dividends on its common stock and it does not intend to do so in the foreseeable future. The Company intends to retain any future earnings to finance its growth. Accordingly, any potential investor who anticipates the need for current dividends from his or her investment should not purchase the Company’s common stock.

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR at http://www.sedar.com.

BOARD APPROVAL

The board of directors of the Company has approved this MD&A.